UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒   SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐   SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2024

LIFT Aircraft Inc.

(Exact name of issuer as specified in its charter)

Delaware	82-2924651
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

3402 Mount Bonnell Road, Austin, Texas 87831

(Full mailing address of principal executive offices)

(512) 888-9787

(Issuer’s telephone number, including area code)

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

ITEM 1.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report and our annual report filed on Form 1-K on April 29, 2024. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The unaudited financial information set forth below with respect to the six-month period ended June 30, 2024 is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when review of historic financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited condensed restated financial information, although in the opinion of management all adjustments necessary to make restated interim results of operations not misleading have been included here. Unless otherwise indicated, latest results discussed below are as of June 30, 2024.

General

We were formed as a Delaware corporation on September 22, 2017. The company is developing and implementing a fleet of vertical take-off, electric aircraft (named HEXA). Company operations to date have been primarily funded by the sale of convertible notes, common stock, Department of Defense Small Business I nnovation Research (“SBIR”) R&D grants as wells as revenue from flight demonstrations and operations.

Results of Operations for the six-month period ended June 30, 2024 compared to the six-month ended June 30, 2023

Revenues

Revenues decreased by $736,230 (or 36.46%) to $1,282,942 for the six-month period ended June 30, 2024 (“Interim 2024”) from $2,019,172 for the six-month period ended June 30, 2023 (“Interim 2023”). The decrease in revenue was driven by decreased revenue from the Company’s SBIR contracts. The Company completed its Phase III contract in 2023, however, while the company was selected for a new $1.6M SBIR Phase II contract in March, 2024, the contract was not awarded until June, 2024 so the revenue from that contract will be recognized in the second half of 2024 and the first half of 2025. Under that contract, the company will receive 12 equal monthly progress payments. In addition, the company generated revenue from the sale of aircraft and from operations of $550,000 in Interim 2024 and $19,817 in Interim 2023.

Operating Expenses

Our operating expenses consist of general and administrative expenses, location operations expenses, marketing expenses, research and development expenses, and depreciation & amortization expenses. The company recorded total operating expenses of $2,889,369 in Interim 2024 compared with $2,815,386 in Interim 2023. The increase of $73,983 (or 2.63%) in our total operating expenses resulted largely from a year-over-year decrease of $363,937 (or 40.82%) in general and administrative expenses, a year-over-year increase of $194,099, compared to $0 in Interim 2023, in location operations expense due to the launch of the company’s first operating location, and a year-over-year increase of $138,365 (or 156.93%) in marketing expense due to higher advertising expenses associated with our investment offerings. These increases were partially offset by a year-over-year decrease of $60,191 (or 6.55%) in depreciation and amortization expense as we depreciated a slightly lower amount of fixed assets including production tooling and finished HEXAs and a year-over-year increase of $182,313 (or 20.27%) in research and development expenses as the company invested in our second generation aircraft.

Other Income and Expenses

The company incurs other expenses which are comprised of other incomes, less interest expenses and other items. Our other income decreased by $156,649 to $(4,407) for Interim 2024 from $152,242 in Interim 2023. The decrease in other income was due to the prior period including a one time gain on sale of a HEXA prototype and to lower interest expense from outstanding convertible notes.

Net loss

As a result of the foregoing, the company recorded a net loss of $1,610,834 in Interim 2024 compared to net loss of $627,306 in Interim 2023.

Liquidity and Capital Resources

As of the date of this semi-annual report, we have primarily been funded from the issuance of convertible notes and common stock in three separate Regulation Crowdfunding offerings and a Regulation A offering, along with revenue generated by research, development, test and evaluation contracts with the U.S. Department of Defense and exhibition fees collected from other customers. As of June 30, 2024, the company had approximately $794,381 in cash and cash equivalents on hand. We believe that our cash and cash equivalent balances will be adequate to meet our liquidity and capital expenditure requirements through December 31, 2025. If these sources are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through private placements of equity or debt, to fund our plan of operations.

In September 2021, the company agreed to issue to DecisivePoint a $750,000 common stock warrant exerisable for 279,851 shares of common stock at price of $2.68 per share.

In July 2022, the company entered into a sale-leaseback agreement with a third-party finance company for three aircraft totaling approximately $1,282,357. The agreement calls for the company to lease the three aircraft for 30 months with a provision to repurchase the aircraft at the end of the lease term.

On April 30, 2023, the company issued a convertible note with a principal amount of $306,473.32, bearing interest at 5 percent per annum. This note converted to common stock after the triggering equity financing of at least $1,000,000 was achieved in 2023.

In December, 2023, the company issued a convertible note with a principal amount of $300,000, bearing interest at 5 percent per annum. This note is intended to be the first in a series of notes issued by the company with an aggregate principal amount of up to $5,000,000. The convertible notes will convert into the equity of the company up on a future equity financing of at least $1,000,000, or may convert about election of the holders or upon an initial public offering. The maturity date of this note is December 31, 2025.

As of September 27, 2024, the company has closed on gross disbursements from its third Regulation Crowdfunding offering totaling $805,833. If the company raises over $1,000,000 it will trigger conversion of its currently outstanding convertible notes totaling $300,000 before any accrued interest.

Trend Information

The company plans to continue to engage in funded research and development activities with U.S. public agencies and to scale up its consumer rental operations at vertiport locations as well as pursue aircraft sales to public agencies for military and emergency response. LIFT has completed several research, development and test contracts with the U.S. Air Force. The company has also begun revenue customer flights at its first vertiport location where consumers can train, rent and fly HEXAs in a controlled environment. Additionally, the company launched a touring operation in March, 2023 which will bring HEXAs to various cities in the United States for consumer flights. In the long term, we envision HEXA flying numerous vital defense missions and improving rapid response from medical, fire and law enforcement personnel.

The company expects our operating results to change substantially upon the ramp up of flight operations as well as sales and licensing to operating partners. Ramping consumer flight operations and/or receiving new defense contracts would increase revenue, but also require increased expenditures for headcount and other items. Ramping consumer flight operations will also cause an increase in capital expenditures to develop vertiports. The company also generally expects to increase hiring, particularly for research, development and flight testing.

In the short term, the company has been affected by the general increase in prices for raw materials and components, as well as higher shipping expenses. In the intermediate and long term, LIFT expects to benefit from ongoing improvements in the power and reliability of lithium-based batteries to increase HEXA’s flight capabilities and range. The company also believes that much like in the automotive industry, increased electrification will be the trend in the aviation industry as the world attempts to reduce carbon emissions by adopting alternatives to fossil fuels.

ITEM 2.	OTHER INFORMATION

None.

ITEM 3.	FINANCIAL STATEMENTS

LIFT Aircraft, Inc.

Balance Sheet

	6/30/24	12/31/23
Current Assets
Cash & cash equivalents	$794,381	$621,997
Accounts receivable	$78,681	$456,663
Inventory & aircraft WIP	$3,658,729	$3,658,729
Prepaid & other assets	$284,440	$270,062
Total Current Assets	$4,816,231	$5,007,450

Long-Term Assets
HEXA Aircraft
Other Fixed Assets
Acc. Depreciation
Fixed assets, net	$2,165,658	$2,743,310
Right-of-Use Asset	$258,730	$517,459
Total Long-Term Assets	$2,424,387	$3,260,769

Total Assets	$7,240,619	$8,268,220

Current Liabilities
Accounts and credit cards payable	$1,039,540	$1,123,751
Deferred Revenue	$683,780	$654,875
Other current liabilities	$33,654	$27,680
Total Current Liabilities	$1,756,973	$1,806,307

Convertible loans payable, non-current	$381,771	$300,000
Warrant liability	$750,000	$750,000
Right-of-Use Liability	$266,971	$529,318
Total Liabilities	$3,155,716	$3,385,624

Shareholder's Equity
Common stock, voting	$-
Additional paid-in capital	$15,611,310	$15,238,640
Share-based compensation	$440,472
Accumulated deficit	$(11,966,879)	$(10,356,045)
TOTAL SHAREHOLDERS' EQUITY	$4,084,903	$4,882,595

Total Liabilities and Equity	$7,240,619	$8,268,220

LIFT Aircraft, Inc.

Statement of Cash Flows

	Six Months Ended
	6/30/24	6/30/23
Cash Flows from Operating Activities
Net Income (Loss)	$(1,610,835)	$(627,307)
Adjustments to reconcile net loss to cash used in operating activities
Depreciation and Amortization	$600,557	$428,321
Share-based compensation	$336,173	$(99)
Deferred interest		$5,108
Changes in operating assets and liabilities
(Increase) Decrease in accounts receivable	$377,982	$177,237
(Increase) Decrease in project works in progress		$(587,804)
(Increase) Decrease in other current assets	$6,467	$(11,776)
Increase (Decrease) in accounts payable	$(175,658)	$(25,643)
Increase (Decrease) in deferred revenue	$28,904	$(7,591)
Increase (Decrease) in other current liabilities	$97,420	$(24,117)
Increase (Decrease) in other long-term liabilities	$-	$-
Net Cash Used In Operating Activities	$(338,990)	$(673,671)

Cash Flows From Investing Activities
Investment in Subsidiary	$(20,845)
Capital expenditures	$(22,905)	$(96,529)
Proceeds from sale of assets	$258,730	$595,158
Net Cash Used In Investing Activities	$214,980	$498,629

Cash Flows From Financing Activities
Proceeds (conversion) of convertible notes payable	$81,771	$306,473
Proceeds of equity sales, option exercises and conversion	$476,969	$685,521
Net proceeds from sale-leaseback transaction	$(262,346)	$(253,336)
Net Cash Provided By Financing Activities	$738,658	$738,658

Net Change In Cash	$172,384	$563,616

Cash at Beginning of Period	$621,997	$440,498
Cash at End of Period	$794,381	$1,004,114

LIFT Aircraft, Inc.

Statement of Operations

	Six Months Ended
	6/30/24	6/30/23
Total Revenue	$1,282,942	$2,019,172
Cost of Revenue	$-	$-

Gross Margin	$1,282,942	$2,019,172

Operating Expenses
General & Administrative	$527,615	$891,552
Location Operations	$194,099	$-
Research & Development	$1,081,832	$899,519
Marketing	$226,536	$88,171
Depreciation & Amortization	$859,287	$919,478
Total Operating Expenses	$2,889,369	$2,798,720

Operating Income	$(1,606,427)	$(779,548)

Other Income/(Expense)	$5,351	$173,699
Interest (Expense)	$(9,758)	$(21,457)
Pre-Tax Income	$(1,610,834)	$(627,306)
Tax Expense	$-	$-
Net Income	$(1,610,834)	$(627,306)

Basic Earnings Per Share	(0.02)	(0.01)
Diluted Earnings Per Share	(0.02)	(0.01)

LIFT Aircraft, Inc.

Statement of Shareholders' Equity (Deficit)

	Common Stock	Additional Paid-In Capital	Share-based Compensation	Accumulated Deficit	Total Shareholders' Capital (Deficit)
Balance as of January 1, 2023	$-	$13,479,899	$62,908	$(8,166,552)	$5,376,255
Additional Paid-In Capital		$685,521			685,521
Share-based compensation			$(99)		(99)
Net Loss				$(638,971)	(638,971)
Balance as of June 30, 2023	$-	$14,165,420	$62,809	$(8,805,523)	$5,422,706

Balance as of January 1, 2024	$-	$15,238,634	$62,908	$(10,356,045)	$4,945,497
Additional Paid-In Capital		$372,676			372,676
Share-based compensation			$377,564		377,564
Net Loss				$(1,610,835)	(1,610,835)
Balance as of June 30, 2024	$-	$15,611,310	$440,472	$(11,966,879)	$4,084,902

LIFT AIRCRAFT INC.
NOTES TO THE FINANCIAL STATEMENTS
Six months ended June 30, 2024 and 2023
(Unaudited)

NOTE 1 - NATURE OF OPERATIONS

LIFT AIRCRAFT INC. (“the Company”, “LIFT” or “we”) is a corporation organized under the laws of the State of Delaware on September 22, 2017. The Company develops, produces and operates fleets of vertical take-off, electric aircraft.

Since inception, the Company relied on raising convertible loans, issuing securities, receiving fees from exhibitions and demonstrations,and receiving government sponsored research and development contracts to fund its business.  The Company has an accumulated deficit in earnings since inception and generated negative cash flow from operations since inception. As of Q4 2023, the Company has launched its rental operations, however revenue from operations is currently small compared to its expenses. These matters raise substantial concern about the Company’s ability to continue as a going concern if funds raised from investors are exhausted without additional sources of capital.  These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States and abroad. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2023, the Company is operating as a going concern. See Notes 1 and 10 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking accounts. The Company maintains its cash primarily with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of June 30, 2024 and December 31, 2023, the Company had $794,381 and $1,004,114 of cash on hand, respectively.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company routinely assesses its outstanding accounts. As a result, the Company believes that its accounts receivable credit risk exposure is limited. The Company has not accrued for any bad debts as of these dates.

Sales Taxes

Various states may impose a sales tax on the Company’s sales to non-exempt customers. If required, the Company will collect the sales tax from customers and remits the entire amount to each respective state. The Company’s accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Property and Equipment

Property and equipment are recorded at cost if the expenditure exceeds $1,000. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years depending on the asset type.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of June 30, 2023 and December 31, 2022, the Company maintained fixed assets with a net book value of $2,165,658 and $2,743,310, respectively.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States GAAP, which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

The Company is taxed as a C corporation. The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company has incurred taxable losses since inception but is current in its tax filing obligations. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition

The Company adopted ASC 606, Revenue from Contracts with Customers, as of January 1, 2019 (the “transition date”) using the full retrospective method. There was no transition adjustment recorded upon the adoption of ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue from services are recognized as they are performed. Revenue from government grants are recognized as the terms of the grant are fulfilled.

Sales and Marketing Expenses

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2017, FASB issued ASU No. 2017-02, “Leases (Topic 842),” that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures. The Company will adopt this standard after required to and when applicable to the Company.

In May 2018, FASB issued ASU 2018-09, “Compensation- Stock Compensation (Topic 718): Scope of Modification Accounting”, clarifies such that an entity must apply modification accounting to changes in the terms or conditions of a share-based payment award unless all of the following criteria are met: (1) the fair value of the modified award is the same as the fair value of the original award immediately before the modification. The ASU indicates that if the modification does not affect any of the inputs to the valuation technique used to value the award, the entity is not required to estimate the value immediately before and after the modification; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the modification; and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the modification. The ASU is effective for all entities for fiscal years beginning after December 15, 2018, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact that this standard will have on our consolidated financial statements and will adopt this change when applicable to the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company’s financial statements.

NOTE 3 – INCOME TAX PROVISION

As discussed above, the Company is a C corporation for federal income tax purposes. The Company has incurred tax losses since inception, however valuation allowances has been established against the deferred tax assets associated with the carryforwards of those losses as there does not yet exist evidence that the deferred tax assets created by those losses will ever be utilized.

Tax returns once filed which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – SHARE CAPITAL

The Company has a single class of Common Stock. The Company has authorized 140,000,000 shares. The Company has 98,207,814 shares issued as of June 30, 2024. The Company has an additional 2,784,404 options issued and outstanding and 788,820 shares reserved under an equity compensation plan. Additionally, as discussed below, the Company has issued 279,851 warrants for common shares.

The Company effected a stock split in 2021, raising the number of authorized shares from 10,000,000 to 140,000,000.

Previous and Contemplated Stock Issuance

Between October 2021 and June 2022, the Company conducted a securities offering exempt from registration under Regulation Crowdfunding (the “Reg CF Offering”). The Reg CF Offering was made through StartEngine, selling shares at $2.66 per share before any “bonus shares”. The Company has closed on gross disbursements from its Reg CF offering totaling $4,808,128 for 1,846,359 shares of common stock, including “bonus shares”. The Reg CF Offering triggered conversion of its existing convertible notes during March 2022.

Between October 2022 and February 2023, the Company conducted a securities offering exempt from registration under Regulation A, tier 2 (the “Reg A+ Offering”). The Reg A+ Offering was also made through StartEngine, selling shares at $2.68 per share before any “bonus shares”. The Company has closed on gross disbursements from the Reg A+ Offering totaling $253,652 for 92,179 shares of common stock, including “bonus shares”. The offering was closed on February 10, 2023.

Between May 8, 2023 and September 5, 2023, the Company commenced a securities offering exempt from registration under Regulation Crowdfunding (the “Reg CF Offering”). The Reg CF Offering was made through StartEngine, selling shares at $1.87 per share before any “bonus shares”. The Company has closed on gross disbursements from its Reg CF offering totaling $1,282,285.26 for 1,282,285.26 shares of common stock, including “bonus shares”. The Reg CF Offering ended on September 5, 2023. The Reg CF Offering triggered conversion of its then existing convertible notes totaling $306,473 before accrued interest.

Beginning February 22, 2024, the Company commenced a securities offering exempt from registration under Regulation Crowdfunding (the “Reg CF Offering”). The current Reg CF Offering is being made through DealMaker, selling shares at $2.21 per share before any “bonus shares”. As of the date of this filing, September 27, 2024, the Company has closed on gross disbursements from its Reg CF offering totaling $871,040 for 394,135 shares of common stock, excluding “bonus shares”. The Reg CF Offering is scheduled to end on October 30, 2024. The Reg CF Offering can raise up to $3,595,723.04 before any amendments. If the Company raises over $1,000,000 it will trigger conversion of its currently outstanding convertible notes totaling $300,000 before any accrued interest.

Warrants

As part of its issuance of bridge convertible notes in advance of its Regulation CF securities offering (Seed Note III), the Company agreed to issue lead investor DecisivePoint a $750,000 common stock warrant to be struck at the per-share price of a future Regulation A securities offering price. On December 8, 2022 we issued 279,851 warrants to DecisivePoint at $2.68 per share, the Regulation A securities offering headline price. The Company has recorded this issuance of warrants as a liability.

NOTE 5 –DEBT

Long-Term Notes

The Company had issued approximately $8,567,107 and $6,797,107 of convertible notes as of December 31, 2021 and 2020, respectively. Of the $8,567,107 balance as of December 31, 2021, $1,522,107 matures on March 31, 2022 that bear interest at 4 percent per annum and a $8,000,000 valuation cap; $5,275,000 matures on March 31, 2022, bear interest at 4 percent per annum and have a $36,000,000 valuation cap; and $1,770,000 matures on September 30, 2023, bear interest at 4 percent per annum and have a $150,000,000 valuation cap.

All of the aforementioned convertible notes and accrued interest on these notes, $9,236,224 on the date of exercise, converted to 27,680,949 shares of common stock. As of December 31, 2022, no convertible note payable balances remained.

On April 30, 2023 the Company issued $306,473 in a new convertible note to an investor. The note bore an interest rate of 5 percent per annum and has a $189,000,000 valuation cap. The note will convert into common or preferred stock at the lesser of 60 percent of the per-share purchase price of a qualifying financing where the Company sells over $1,000,000 in common or preferred stock or the valuation cap per-share price.

On December 14, 2023 the Company issued $300,000 in a new convertible note to an investor. The note matures on December 31, 2025, bears an interest rate of 5 percent per annum and has a $113,000,000 valuation cap. The note will convert into common or preferred stock at the lesser of 70 percent of the per-share purchase price of a qualifying financing where the Company sells over $1,000,000 in common or preferred stock or the valuation cap per-share price.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. There is no pending or threatened litigation.

NOTE 7 – RELATED PARTY TRANSACTIONS

Related-Party Transactions

Before considering outstanding options, CEO, Chairman and Founder Matthew Chasen constructively owns 50.5% of the Company’s common stock. The Company does not and has not paid Matthew Chasen any rent, commissions, advances, licenses or royalties nor are there any loan arrangements between the company and Mr. Chasen. Mr. Chasen did purchase $10,000 in LIFT’s Convertible Seed Note I which was converted into shares of common stock in 2022 para passu with other convertible note holders. The Company pays Mr. Chasen a salary of $240,000 per year as well as normal company benefits.

As the transaction was between related parties, there is no guarantee that the terms of the sale represent an arm’s length transaction.

NOTE 8 – OTHER MATERIAL TRANSACTIONS

Sale-Leaseback Transaction

On July 1, 2022 the Company entered into an equipment sale-lease agreement with Camber Road Partners, Inc., in which it sold HEXA Aircraft Serial #s H009, H011 and H012 to Camber Road for a total of $1,282,357 with a security deposit of $89,902 and monthly payments of $44,951 over a term of 30 months, with an option to purchase the aircraft for an agreed-upon purchase price not to exceed 35% of the original cost at the expiration of the lease. Since the expected useful life of a HEXA aircraft is approximately 60 months and the Company would anticipate exercising the repurchase option, the company and its outside accounting firm believe that this transaction constitutes a finance lease and has been accounted for with a Right-of-Use asset and liability. The Company also recognized a loss on sale-lease back of $8,511 during the month it entered the lease.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2017. The Company has a limited operating history. The Company’s ability to continue is dependent upon management’s plan to grow profitable operations and raise additional funds. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

Reg CF Offering

As discussed in Note 4, the Company is currently conducting a securities offering exempt from registration under Regulation Crowdfunding (the “Reg CF Offering”). The current Reg CF Offering is being made through DealMaker, selling shares at $2.21 per share before any “bonus shares”. As of the date of this filing, September 27, 2024, the Company has closed on gross disbursements from its Reg CF offering totaling $871,040 for 394,135 shares of common stock, excluding “bonus shares”. The Reg CF Offering is scheduled to end on October 30, 2024. The Reg CF Offering can raise up to $3,595,723.04 before any amendments. If the Company raises over $1,000,000 it will trigger conversion of its currently outstanding convertible notes totaling $300,000 before any accrued interest.

COVID-19 Related Actions

On March 10, 2020, the World Health Organization declared the coronavirus outbreak (“COVID-19”) to be a pandemic. The outbreak is negatively impacting businesses across a range of industries. The extent of the impact of COVID-19 on the Company’s operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company’s customers, employees and vendors, all of which are uncertain and cannot be predicted. Therefore, the extent to which COVID-19 may impact the Company’s financial condition or results of operations in the future is uncertain.

Management’s Evaluation

Management has evaluated subsequent events through September 27, 2024, the date the financial statements were available to be issued.  Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

ITEM 4.	EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Amended and Restated Certificate of Incorporation (1)
2.2	Certificate of Amendment of Certificate of Incorporation (1)
2.3	Amended and Restated Bylaws (1)
(1)	Incorporated by reference to the Company’s Form 1-A filed with the SEC on March 14, 2022.
(2)	Incorporated by reference to the Company’s Form 1-A filed with the SEC on August 8, 2022

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIFT AIRCRAFT INC.

By: Matthew Chasen
Signature:	Matthew Chasen
Chief Executive Officer
Date: September 30, 2024

This Annual Report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Matthew Chasen
Matthew Chasen, Principal Executive Officer and Director
Date: September 30, 2024